Exhibit 99.1

ReneSola Announces Updates to Third Quarter 2011 Outlook;
Schedules Third Quarter 2011 Earnings Conference Call for November 23

JIASHAN, China, November 7, 2011 – ReneSola Ltd. (“ReneSola” or the “Company”) (NYSE: SOL), a leading global manufacturer of solar products, today announced updates to its outlook for the third quarter of 2011 and scheduled its third quarter 2011 earnings conference call. The Company will report its unaudited financial results for the third quarter ended September 30, 2011 before the U.S. markets open on Wednesday, November 23, 2011 and host an earnings conference call on the same day at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

For the third quarter of 2011, the Company estimates its:

•	solar wafer and module shipments to be in the range of 320 MW to 330 MW, compared to the Company’s previous guidance of 330 MW to 350 MW;
•	revenues to be in the range of US$185 million to US$195 million, compared to the Company’s previous guidance of US$220 million to US$240 million; and
•
gross profit margin to be in the range of 5.5% to 6.5% before an inventory write-down of approximately US$19.4 million, compared to the Company’s previous guidance of 6% to 8%. After the write-down, the Company expects gross profit margin to be in the range of negative 3% to negative 5%.

•	Net income is expected to be in the range of negative US$7.5 million to negative US$8.5 million after taking into account the Company’s convertible bond repurchases.
•	As of October 2011, the Company has lowered its internal polysilicon production cost to just above US$30 per kilogram.

“Weak market demand and industry oversupply continued to affect our business in the third quarter,” said Mr. Xianshou Li, ReneSola’s chief executive officer. “Our module business, in particular, was affected by Europe’s challenging financing environment. While we expect product shipments to decrease slightly, we estimate lower revenues and depressed margins due to rapidly declining average selling prices (“ASPs”) throughout the solar supply chain. At this current time, we expect the challenging conditions in the global solar market to continue in the fourth quarter of this year, as well as into the first quarter of next year. We believe that conditions should improve later in 2012.”

ReneSola's management will host an earnings conference call on Wednesday, November 23, 2011 at 8 am U.S. Eastern Time (9 pm Beijing/Hong Kong time).

Dial-in details for the earnings conference call are as follows:

U.S. / International:	+1-718-354-1231
Hong Kong:	+852-2475-0994

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call. The passcode is "ReneSola Call".

A replay of the conference call may be accessed by phone at the following number until November 30, 2011:

International:             +1-718-354-1232
Passcode:                   22986273

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of ReneSola's website at http://www.renesola.com.

The estimates provided in this press release are preliminary and may be adjusted as part of the Company’s customary closing procedures for the third quarter of 2011. All estimates are based on the Company’s current views with respect to operating and market conditions, which are subject to change. The Company’s actual results may differ from its guidance.

About ReneSola

ReneSola is a leading global manufacturer of solar wafers and producer of solar power products based in China. Capitalizing on proprietary technologies, economies of scale, low-cost production capabilities and technological innovations and know-how, ReneSola leverages its in-house virgin polysilicon and solar cell and module production capabilities to provide its customers with high-quality, cost-competitive solar wafer products and processing services. The Company possesses a global network of suppliers and customers that includes some of the leading global manufacturers of solar cells and modules. ReneSola’s ADSs are traded on The New York Stock Exchange (NYSE: SOL). For more information about ReneSola, please visit http://www.renesola.com.

Safe Harbor Statement

This press release contains statements that constitute ''forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Whenever you read a statement that is not simply a statement of historical fact (such as when the Company describes what it "believes," "expects" or "anticipates" will occur, what "will" or "could" happen, and other similar statements), you must remember that the Company’s expectations may not be correct, even though it believes that they are reasonable. The Company does not guarantee that the forward-looking statements will happen as described or that they will happen at all. Further information regarding risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company undertakes no obligation, beyond that required by law, to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made, even though the Company’s situation may change in the future.

For investor and media inquiries, please contact:

In China:

Mr. Tony Hung
ReneSola Investor Relations
Tel:       +86-573-8473-9011
Email:     ir@renesola.com

Mr. Derek Mitchell
Ogilvy Financial, Beijing
Tel:       +86-10-8520-6284
Email:    sol@ogilvy.com

In the United States:

Ms. Jessica Barist Cohen
Ogilvy Financial, New York
Tel:        +1-646-460-9989
Email:     sol@ogilvy.com